March 2007	Filed pursuant to Rule 433 dated February 22, 2007 Relating to Preliminary Pricing Supplement No. 212 dated February 22, 2007 to Registration Statement No. 333-131266

Structured Investments Opportunities in Commodities

Commodity-Linked Capital-Protected Notes due December 30, 2010
Based on the Performance of a Basket of Four Commodities and Two Commodity Indices

Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying assets.

S U M M AR Y T E R M S
Issuer:	Morgan Stanley
Issue price:	$1,000
Stated principal amount:	$1,000
Pricing date:	March , 2007
Original issue date:	March , 2007
Maturity date:	December 30, 2010
Principal protection:	100%
Interest:	None
Basket:		Basket Commodities	Weighting	Initial Price
		Goldman Sachs Commodity Agricultural Index® – Excess Return (the “agricultural index”)	16.6667%
		Goldman Sachs Commodity Index® – Gold Excess Return (the “gold index”)	16.6667%
		Copper-Grade A (“copper”)	16.6667%
		Primary Nickel (“nickel”)	16.6667%
		Special High-Grade Zinc (“zinc”)	16.6667%
		West Texas Intermediate light sweet crude oil (“WTI crude oil”)	16.6667%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x basket performance x participation rate
Participation rate:	123% to 143%. The participation rate will be determined on the pricing date.
Basket performance:	Sum of the weighted performance values of each of the basket commodities
Performance value:	With respect to each basket commodity: [(final average price - initial price) / initial price] x weighting
Initial price:	copper / nickel / zinc: per unit official cash offer price per ton on the pricing date
WTI crude oil: official settlement price per barrel of WTI crude oil on the pricing date
	agricultural index / gold index: official settlement prices on the pricing date
Final average price:	The average price for each basket commodity as measured over each of the six determinations dates.
Determination dates:	July 15, 2010, August 15, 2010, September 15, 2010, October 15, 2010, November 15, 2010, and December 15, 2010
CUSIP:	617446F79
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note	100%	2.50%	97.50%
	Total	$	$	$

(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.
(2) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $990 per note. Please see “Issue price” on page 4 for further details.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You should read this document together with the preliminary pricing supplement describing this offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement No. 212 dated February 22, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Commodity-Linked Capital-Protected Notes due December 30, 2010

Investment Overview

The Commodity-Linked Capital-Protected Notes due December 30, 2010 (the “Notes”), provide investors with an opportunity to gain exposure to commodities with no downside risk to their initial investment. At maturity, the Notes will pay the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the performance of an equally weighted basket of commodities (the “Basket”) over the term of the Notes, as measured over six specified determination dates. The supplemental redemption amount provides 1.23 -1.43:1 upside participation (e.g. if the basket performance is 10%, the investor receives 100% of principal plus 12.30% -14.30% at maturity). The Notes do not pay interest.

Maturity:	3.75 years
Protection at maturity:	100%
Interest:	None
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Participation rate:	123%-143% (to be determined on the pricing date)

Basket Overview

Basket Commodity	Percentage Weight of Commodities in the Basket	Reference Source/ Reuters Page
Goldman Sachs Commodity Agricultural Index® –
Excess Return (the “agricultural index”)	16.6667%	GSCK
Goldman Sachs Commodity Index® –
Gold Excess Return (the “gold index”)	16.6667%	GSCT
Copper-Grade A (“copper”)	16.6667%	MTLE
Primary Nickel (“nickel”)	16.6667%	MTLE
Special High-Grade Zinc (“zinc”)	16.6667%	MTLE
West Texas Intermediate light sweet crude oil	16.6667%	CLc1
(“WTI crude oil”)

March 2007	Page 2

Commodity-Linked Capital-Protected Notes due December 30, 2010

Key Benefits

Exposure to commodities is a component of portfolio diversification. Investors who believe they have underweight exposure to commodities or those concerned about the risks associated with investing in commodities can use the notes to gain exposure to the basket commodities while protecting principal at maturity.

Leverage	■	Uncapped upside participation (123%-143%) in any basket appreciation
Performance

Protect Principal	■	100% principal protection at maturity regardless of the performance of the basket

Access	■	Exposure to an equally-weighted and diversified basket of four physical commodities (copper, nickel, zinc and WTI crude oil) and two commodity indices (agriculture and gold)

	■	Portfolio diversification from traditional fixed income/equity investments.

Summary of Selected Key Risks (see page 10)

■	No interest payments / possibility of no return

■	Market price of the notes is affected by many unpredictable factors

■	Changes in the value of one or more of the basket commodities may offset each other

■	Payout at maturity based on weighted average of prices of commodities as measured on the determination dates

■	Inclusion of commissions/projected profit from hedging is likely to adversely affect secondary market prices

■	Issuer credit risk

■	Economic interests of the calculation agent may be potentially adverse to investors

■	Secondary trading may be limited and you could receive less than the stated principal amount per note if you try to sell your Notes prior to maturity.

Suitability

The notes may be suitable for investors who:

■	Do not require current income / coupon payments

■	Are capable of understanding the complexities / risks specific to the notes, and specifically, the basket commodities

■	Are willing to receive no return on the notes should the basket depreciate

March 2007	Page 3

Commodity-Linked Capital-Protected Notes due December 30, 2010

Fact Sheet

The Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000, as well as the potential for appreciation based on whether the basket performance is positive.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
March __, 2007	March __, 2007	December 30, 2010

Key Terms

Issuer: Issue price:

Morgan Stanley

$1,000 per Note
The notes will be issued at $1,000 per note and the agent’s commissions will be $25 per note; provided that price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of note will be $995.00 per note and $20.00 per note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $992.50 per note and $17.50 per note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $990.00 per note and $15.00 per note, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Notes distributed by such dealers.

Stated principal amount:	$1,000

Principal protection:	100% at maturity

Interest:	None

Basket:	Basket Commodities	Weighting
	Goldman Sachs Commodity Agricultural Index® –
	Excess Return (the “agricultural index”)	16.6667%
	Goldman Sachs Commodity Index® –
	Gold Excess Return (the “gold index”)	16.6667%
	Copper-Grade A (“copper”)	16.6667%
	Primary Nickel (“nickel”)	16.6667%
	Special High-Grade Zinc (“zinc”)	16.6667%
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	16.6667%

Payment at maturity:	$1,000 + supplemental redemption amount (if any)

Supplementalredemption amount:	$1,000 x basket performance x participation rate

Participation rate:	123% to 143%. The participation rate will be determined on the pricing date.

Basket performance:	Sum of the weighted performance values (i.e., percentage appreciation or depreciation) of each of the basket commodities, based on the average price of each basket commodity over the determination dates, as determined by the following formula:

[(final average agricultural index price – initial agricultural index price) / initial agricultural index price] x 16.6667%; plus
[(final average gold index price – initial gold index price) / initial gold index price] x 16.6667%; plus
[(final average copper price – initial copper price) / initial copper price] x 16.6667%; plus
[(final average nickel price – initial nickel price) / initial nickel price] x 16.6667%; plus
[(final average zinc price – initial zinc price) / initial zinc price] x 16.6667%; plus
[(final average WTI crude oil price – initial WTI crude oil price) / initial WTI crude oil price] x 16.6667%

	A depreciation of one or more basket commodities will partially or wholly offset any appreciation in any of the other basket commodities such that the basket performance as a whole may be less than or equal to zero, in which case you will only receive the $1,000 principal amount at maturity.

Initial price:	copper, nickel and zinc: per unit official cash offer price per ton on the pricing date
WTI crude oil: official settlement price per barrel of WTI crude oil on the pricing date
	agricultural index / gold index: official settlement prices on the pricing date

Final average price:

The average price for each basket commodity as measured over each of the six determinations dates.

For a description of how the final average price will be determined if the applicable Reference Source is unavailable and in certain other circumstances, please see “Description of Notes – Determination Dates” in the preliminary pricing supplement.

Determination Dates:	July 15, 2010, August 15, 2010, September 15, 2010, October 15, 2010, November 15, 2010, and December 15, 2010

March 2007	Page 4

Commodity-Linked Capital-Protected Notes due December 30, 2010

General Information
Listing:	None

CUSIP:	617446F79

Tax Considerations:

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on February 16, 2007, the “comparable yield” would be a rate of 5.1341% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,209.4666 due at maturity. The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement. You should read the discussion under “Description of notes — United States Federal Income Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Underwriter:	Morgan Stanley & Co. Incorporated

Calculation Agent:	Morgan Stanley Capital Services Inc. (“MSCS”)

Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

March 2007	Page 5

Commodity-Linked Capital-Protected Notes due December 30, 2010

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount.

If the basket performance is:	The supplemental redemption amount will be:

Less than or equal to zero	$0 – Investors will only receive $1,000 at maturity

Greater than zero	$1,000 * basket performance * 123% -143%

Best Case Scenario	The basket appreciates and the investment returns 123% -143% of the appreciation

Worst Case Scenario	The basket depreciates or does not appreciate, and the notes redeem for the principal amount at maturity. This assumes the investment is held to maturity.

Note:

There is no cap on upside participation. Investors will receive 123% -143% of any basket appreciation. We will determine the actual participation rate on the pricing date.

If the basket performance at maturity is zero or negative, investors will only receive the principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

March 2007	Page 6

Commodity-Linked Capital-Protected Notes due December 30, 2010

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below is one full example of how to calculate the payment at maturity based on the hypothetical data in the table below. In addition, below are the three payment at maturity examples.

Basket Commodity	% Weight in Basket	Hypothetical Initial Price	Hypothetical Final Average Price
Agricultural Index	16.6667%	66.43	73.08
Gold Index	16.6667%	62.58	68.84
Copper	16.6667%	5,682.00	6,250.20
Nickel	16.6667%	42,865.00	47,151.50
Zinc	16.6667%	3,320.50	3,652.55
WTI crude oil	16.6667%	58.07	63.88

Basket Performance = Sum of Performance Values

[(final average agricultural index price – initial agricultural index price) / initial agricultural index price] x 16.6667%; plus
[(final average gold index price – initial gold index price) / initial gold index price] x 16.6667%; plus
[(final average copper price – initial copper price) / initial copper price] x 16.6667%; plus
[(final average nickel price – initial nickel price) / initial nickel price] x 16.6667%; plus
[(final average zinc price – initial zinc price) / initial zinc price] x 16.6667%; plus
[(final average WTI crude oil price – initial WTI crude oil price) / initial WTI crude oil price] x 16.6667%

So, using the hypothetical prices above,

[(73.08 – 66.43) / 66.43] x 16.6667% = 1.6667% ; plus
[(68.84 – 62.58) / 62.58] x 16.6667% = 1.6667%; plus
[(6,250.20 – 5,682.00) / 5,682.00] x 16.6667% = 1.6667%; plus
[(47,151.50 – 42,865.00) / 42,865.00] x 16.6667% = 1.6667%; plus
[(3,652.55 – 3,320.50) / 3,320.50] x 16.6667% = 1.6667%; plus
[(63.88 – 58.07) / 58.07] x 16.6667% = 1.6667%

basket performance = 10%

March 2007	Page 7

Commodity-Linked Capital-Protected Notes due December 30, 2010

EXAMPLE #1: Basket performance is positive.

Hypothetical basket performance = 10%

Hypothetical participation rate = 133%

Basket Commodity	Commodity Performance Values
Agricultural Index	1.6667%
Gold Index	1.6667%
Copper	1.6667%
Nickel	1.6667%
Zinc	1.6667%
WTI crude oil	1.6667%

10%

Supplemental redemption amount per note = $1,000 x 10% x 133% = $133

The total payment at maturity per note will equal $1,133, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $133.

EXAMPLE #2: Basket performance is zero or negative.

Hypothetical basket performance = -4%

Hypothetical participation rate = 133%

Basket Commodity	Commodity Performance Values
Agricultural Index	-4.0%
Gold Index	1.0%
Copper	1.0%
Nickel	1.0%
Zinc	-4.0%
WTI crude oil	1.0%

-4.0%

Supplemental redemption amount per note = $1,000 x -4.0% (less than zero) x 133% = $0

In this example, the final average prices of four of the basket commodities—the gold index, copper, nickel, and the WTI crude oil (with a combined weighting of 66.6668% of the basket)—are each 6% higher than their respective initial prices (each contributes a 1.0% increase to the basket performance on a weighted basis), but the final average prices of the two other basket commodities — the agricultural index and zinc (with a combined weighting of 33.3334% of the basket)—are each 24% lower than the initial prices for those basket commodities (each contributes a 4.0% decrease to the basket performance on a weighted basis). Accordingly, although four of the basket commodities have positive performance values and two have negative performance values, the basket performance is less than zero. Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $1,000 principal amount.

March 2007	Page 8

Commodity-Linked Capital-Protected Notes due December 30, 2010

Historical Information

The following graphs set forth the historical price performance of each respective basket commodity for the period January 1, 2002 to February 20, 2007. On February 20, 2007, the official cash offer prices for copper, nickel and zinc were $5,682.00, $42,865.00 and $3,320.50, respectively, and the official settlement price of WTI crude oil was $58.07. The official settlement prices of the agriculture index and the gold index on February 20, 2007 were $66.43 and $62.58, respectively. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. We will not use Bloomberg to determine the applicable settlement prices. The historical prices, the historical price performance of the basket commodities and the degree of correlation between the price trends of the basket commodities (or lack thereof) should not be taken as an indication of the performance.

March 2007	Page 9

Commodity-Linked Capital-Protected Notes due December 30, 2010

Selected Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances. The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket commodities. The following is a non-exhaustive list of certain key considerations for investors in the notes. For a complete list of considerations and risk factors, please see the prospectus, prospectus supplement and the preliminary pricing supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

■	No interest payments. The terms of the notes differ from ordinary debt securities in that no interest will be paid. Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security.

■	The prices for the basket commodities may change unpredictably, affecting the value of the notes. The prices of the basket commodities (including the commodities underlying the indices) are affected by a variety of factors, including, (i) the price of each of the basket commodities, (ii) the volatility of the basket commodities, (iii) trends of supply and demand for each of the basket commodities at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions and (vi) economic, financial, political and regulatory or judicial events that affect the basket commodities or commodities markets generally and that may affect the final average prices, (vii) the time remaining to the maturity of the notes and (viii) our creditworthiness. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the notes will vary and may be less than the principal amount of the notes at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

■	An investment in commodities could expose you to concentrated risk. The basket commodities are concentrated in three sectors: (i) metals, (ii) agriculture and (iii) energy. An investment in the notes may therefore bear risks similar to a concentrated securities investment in a limited number of industries or sectors.

■	Changes in the value of one or more of the basket commodities may offset each other. A decrease in the value of one or more of the basket commodities may wholly or partially offset any increase in the other basket commodities.

■	Investing in the notes is not equivalent to investing in the basket commodities. Because the basket performance is based on the prices of the basket commodities on the determination dates, it is possible for the final average price of any of the basket commodities to be lower than the initial price of such basket commodity even if the price of the basket commodity has been above the initial price during the term of the notes.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging its obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

March 2007	Page 10

Commodity-Linked Capital-Protected Notes due December 30, 2010

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the notes.

■	Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the notes easily or at a price that it desires. Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

■	Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the calculation agent may affect the payout to investors at maturity.

March 2007	Page 11